SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 19)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq. Vice President, Legal Affairs Biosite Incorporated 9975 Summers Ridge Road San Diego, California 92121 (858) 805-2000	Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 19 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and Amendment No. 18 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007, April 10, 2007, April 10, 2007, April 16, 2007, April 17, 2007, April 18, 2007, April 20, 2007, April 24, 2007, April 25, 2007, April 26, 2007, April 26, 2007, April 30, 2007, May 2, 2007, May 8, 2007, May 10, 2007, May 11, 2007, May 15, 2007 and May 15, 2007 respectively (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $90.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007 (as the same has been or is amended or supplemented from time to time), and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of the subsection entitled “Extension of Offer” under Item 8:

On May 15, 2007, Beckman issued a press release announcing that the Offer is being extended to the end of the day at 12:00 midnight, New York City Time, on Friday, May 18, 2007. Beckman stated in its press release that this extension conforms the expiration of the Offer to the time at which Biosite is expected to terminate the Merger Agreement and in no way changes the intent of Beckman that its $90.00 per share offer is its best and final offer. A copy of the press release is filed as Exhibit (a)(1)(OO) hereto and is incorporated herein by reference.

Item 9.

Exhibit No.	Description
(a)(1)(OO)	Press Release Issued by Beckman Coulter, Inc. on May 15, 2007 (incorporated by reference to Exhibit (a)(5)(O) to Amendment No. 9 to the Schedule TO filed by Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc. on May 16, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ CHRISTOPHER J. TWOMEY
Name:	Christopher J. Twomey
Dated:	SVP, Finance, CFO and Secretary

May 16, 2007